YIT’s Financial Statements Bulletin 2017:  Good development in all segments: Finland, Slovakia and Czech Republic as the result engines
YIT Corporation Stock Exchange Release February 1, 2018 at 8:00 a.m.
Unless otherwise noted, the figures in brackets refer to the corresponding period in the previous year and are of the same unit.
Segment reporting, POC
Residential projects for consumers recognised as income in line with degree of sales and construction1
October–December
• Revenue increased by 8% to EUR 554.3 million (513.7).
• Adjusted operating profit amounted to EUR 56.4 million (28.7) and adjusted operating profit margin was 10.2% (5.6).
• EUR -16.0 million of adjusting items were booked in the period.
• Order backlog remained stable at the level of the end of September and amounted to EUR 2,568.5 million (9/2017: 2,527.5).
January–December
• Revenue increased by 7% to EUR 1,908.6 million (1,783.6).
• Adjusted operating profit amounted to EUR 122.3 million (79.9) and adjusted operating profit margin was 6.4% (4.5).
• EUR -20.0 million (-27.0) of adjusting items were booked in the period.
• Board of Directors proposes a dividend of EUR 0.25 (0.22) per share.
Group reporting, IFRS
Residential projects for consumers recognised as income upon completion1
October–December
• Revenue increased by 17% to EUR 612.4 million (525.0).
• Operating profit amounted to EUR 44.1 million (25.3), and operating profit margin was 7.2% (4.8).
• Adjusted operating profit amounted to EUR 60.1 million (25.3) and adjusted operating profit margin was 9.8% (4.8).
• Operating cash flow after investments, excluding discontinued operations amounted to EUR 171.0 million (-21.4).
January–December
• Revenue increased by 19% to EUR 1,993.8 million (1,678.3).
• Operating profit amounted to EUR 85.5 million (17.7) and operating profit margin was 4.3% (1.1).
• Adjusted operating profit amounted to EUR 105.6 million (44.7) and adjusted operating profit margin was 5.3% (2.7).

• Operating cash flow after investments, excluding discontinued operations amounted to EUR 164.5 million (-43.1).
1In segment reporting, the revenue and profit are recognised by multiplying the percentage of completion by the percentage of sale, i.e. according to the percentage of completion method, which does not fully comply with the Group’s IFRS accounting principles. According to the Group’s IFRS accounting principles, revenue from residential projects for consumers is recognised upon completion. Furthermore, in Group reporting, part of the interest expenses are capitalised according to the IAS 23 standard, which causes differences in operating profit and financial expenses between segment reporting and Group reporting.
Outlook for 2018
Due to the merger of YIT and Lemminkäinen, YIT does not issue numerical guidance for the Group but is issuing a general outlook that describes future development instead. YIT’s outlook is based on assumptions and the management’s estimates of the development of demand in the Group’s operating environment and segments. The Board of Directors will assess, and later announce, whether it is appropriate to issue numerical guidance for the merged company.
The Board of Directors of the merged company will separately assess the merged company’s outlook for 2018 and publish the outlook in a separate stock exchange release as soon as possible.
Housing Finland and CEE: Consumer demand for apartments is expected to remain at a good level. Activity among large residential investors is expected to be lower than in the previous years.
Housing Russia: The demand for apartments is expected to remain at the same level as seen on average in the second half of 2017. Residential prices are expected to remain low.
Business Premises and Infrastructure: The rental demand for business premises is expected to remain at the previous year’s level in growth centres. The contracting market is expected to remain active, but contract sizes are expected to decrease on average.
Partnership Properties: Activity among property investors is expected to remain at a good level, particularly for centrally located projects in the Helsinki metropolitan area and in major growth centres.
The adjusted operating profit2 is expected to fluctuate significantly between the quarters. The adjusted operating profit for the first quarter of 2018 is expected to be low due to normal seasonal variation.
2Adjusted operating profit reflects the result of ordinary course of business and it does not include material reorganisation costs, impairment charges or other items affecting comparability. Adjusted operating profit is disclosed to improve comparability between reporting periods. Adjusting items are defined more precisely in note 3.4 in the tables.
In order to clarify its terminology for key financial figures, YIT starts to use the terms Capital Employed and Return on Capital Employed (ROCE) for segment reporting instead of previously used Operative Invested Capital and Return on Operative Invested Capital (ROI). The formulas for these financial figures remain unchanged.
Kari Kauniskangas, President and CEO:
The year 2017 was a success for YIT. In terms of the Group’s profitability, the final quarter of the year was one of the best in YIT’s entire history. I am especially pleased about the fact that all of our segments showed positive development during the year. Our earnings per share multiplied compared to the previous year. With respect to our strategic objectives, we achieved the targets set for our revenue growth and cash flow. We also took large strides towards our long-term target for return on investment. The year 2017 will also be remembered for the merger of YIT and Lemminkäinen, which was announced in the summer and is now completed at the beginning of February. The combination is a strategically important step for YIT and it creates a balanced and stable platform for the growth into one of the leading urban developers in the Northern European construction market.

The revenue of the Housing Finland and CEE segment increased by 15 per cent and its adjusted operating profit grew by 37 per cent year-on-year. The adjusted operating profit margin was close to 10 per cent for the full year and exceeded 12 per cent in the final quarter. In 2017, we achieved our goal of improving profitability by increasing consumer sales and responding to consumer demand by building affordable and flexible apartments in growth centres. Residential demand and YIT’s growth continued to be strong in the CEE countries, with profitability remaining at a good level. We have established a significant foothold in the Czech Republic and Slovakia in the six to eight years we have been present in those markets, as exemplified by our position as the largest housing developer in Bratislava.
In Russia, the macro environment turned to growth after several years of recession, and residential sales picked up in the second half of the year after a challenging start to 2017. We anticipate that housing demand will continue to improve slowly and that prices will remain low. Our euro-denominated revenue was on a par with the previous year, while our adjusted operating profit margin was 2.4 per cent for the full year and 6.4 per cent in the final quarter. We took a significant step towards our goal of decreasing our capital employed in Russia by selling approximately half of the Novo-Orlovsky plot in St. Petersburg for about RUB 2.5 billion (approximately EUR 36 million) in December.
In the Business Premises and Infrastructure segment, the highlight of the year was the successful completion and sale of the Kasarmikatu 21 office building together with our partners. We also completed all of our other pending property transactions in December. Our order backlog is strong and the major projects, such as Tripla, progressed according to plan. During the year, we prepared the launch of the new Partnership Properties segment. The new segment became operational on January 1, 2018. The new segment will focus on financing the initial phases of major development projects and on the ownership and subsequent realisation of the developed properties at the right moment. This improves our capacity to carry out diverse and large projects and enhances the transparency of our reporting.
The preparations for the merger between YIT and Lemminkäinen proceeded according to plan, within the limits stipulated by competition law. We are ready to complete the merger and we are excited by the opportunities that the merger will create for our personnel and the Group as a whole.
I would like to take this opportunity to thank our customers for their trust and cooperation, as well as our personnel and partners for working with such commitment and enthusiasm to achieve our goals.
Key figures
Group reporting, IFRS
EUR million	10–12/17	10–12/16	Change	1–12/17	1–12/16	Change
Revenue	612.4	525.0	17%	1,993.8	1,678.3	19%
Operating profit	44.1	25.3	74%	85.5	17.7	383%
Operating profit margin, %	7.2%	4.8%		4.3%	1.1%
Profit before taxes	39.5	21.8	82%	70.9	-2.5
Profit for the review period1	31.6	15.0	110%	56.6	-7.1
Earnings per share, EUR	0.25	0.12	110%	0.45	-0.06
Operating cash flow after investments, excluding discontinued operations	171.0	-21.4		164.5	-43.1
Net interest-bearing debt at end of period	455.0	598.6	-24%	455.0	598.6	-24%
Gearing ratio at end of period, %	88.7%	112.3%		88.7%	112.3%
Equity ratio at end of period, %	33.2%	31.2%		33.2%	31.2%

Segment reporting, POC
EUR million	10–12/17	10–12/16	Change	1–12/17	1–12/16	Change
Revenue	554.3	513.7	8%	1,908.6	1,783.6	7%
Housing Finland and CEE	206.4	210.0	-2%	835.2	727.9	15%
Housing Russia	95.6	84.0	14%	268.3	267.9	0%
Business Premises and Infrastructure	254.9	222.4	15%	814.7	797.4	2%
Other items	-2.6	-2.8		-9.6	-9.7
Operating profit	40.4	28.7	41%	102.3	52.9	93%
Operating profit margin, %	7.3%	5.6%		5.4%	3.0%
Adjusted operating profit	56.4	28.7	97%	122.3	79.9	53%
Housing Finland and CEE	25.1	18.4	37%	81.7	59.9	37%
Housing Russia	6.1	2.8	121%	6.3	-2.3
Business Premises and Infrastructure	32.5	11.2	190%	56.3	38.1	48%
Other items	-7.4	-3.7		-22.0	-15.7
Adjusted operating profit margin, %	10.2%	5.6%		6.4%	4.5%
Housing Finland and CEE	12.2%	8.7%		9.8%	8.2%
Housing Russia	6.4%	3.3%		2.4%	-0.9%
Business Premises and Infrastructure	12.7%	5.0%		6.9%	4.8%
Adjusting items	-16.0	0.0		-20.0	-27.0
Profit before taxes	33.7	21.3	59%	81.2	13.8	489%
Profit for the review period[1]	26.0	16.1	62%	62.8	7.4	748%
Earnings per share, EUR	0.21	0.13	61%	0.50	0.06	747%
Return on investment (last 12 months), %	8.8%	4.7%		8.8%	4.7%
Net interest-bearing debt at end of period	455.0	469.3	-3%	455.0	469.3	-3%
Equity ratio at end of period, %	35.1%	35.1%		35.1%	35.1%
Order backlog at end of period	2,568.5	2,613.1	-2%	2,568.5	2,613.1	-2%

1 Attributable to equity holders of the parent company
	1–12/17		1–12/16	Change
Dividend per share, EUR	0.25	[2]	0.22	14%
2 Board of Directors’ proposal to the Annual General Meeting
Events after the review period
January 12, 2018 YIT raises its estimate regarding the adjusted operating profit for 2017 and books a cost related to revaluation of balance sheet items. YIT provided preliminary financial information regarding the adjusted operating profit and revenue for 2017. The preliminary adjusted operating profit exceeded the given guidance and the preliminary revenue is in accordance with the guidance. YIT revaluates balance sheet values of several plots or balance sheet items in Finland and Lithuania reported under Business Premises and Infrastructure and Housing Finland and CEE segments. Only minor revaluations were made in Housing Russia segment. The cost to be booked now was announced to be EUR 14 million at the most.

January 26, 2018 The FCCA has given the final approval decision for the merger of YIT and Lemminkäinen, which is intended to be completed on February 1, 2018.
January 31, 2018 The Boards of Directors of both companies approved the completion of the merger on January 31, 2018 and the merger has been notified in the Finnish Trade Register so that the merger is completed on February 1, 2018.
In January, residential sales to consumers are estimated to be around 120 units in Finland (1/17: around 150), around 80 units in the CEE countries (1/17: around 80) and nearly 200 units in Russia (1/17: around 150).
Outlook for 2018
Due to the merger of YIT and Lemminkäinen, YIT does not issue numerical guidance for the Group but is issuing a general outlook that describes future development instead. YIT’s outlook is based on assumptions and the management’s estimates of the development of demand in the Group’s operating environment and segments. The Board of Directors will assess, and later announce, whether it is appropriate to issue numerical guidance for the merged company.
The Board of Directors of the merged company will separately assess the merged company’s outlook for 2018 and publish the outlook in a separate stock exchange release as soon as possible.
Outlook by segments
Housing Finland and CEE: Consumer demand for apartments is expected to remain at a good level. Activity among large residential investors is expected to be lower than in the previous years.
Housing Russia: The demand for apartments is expected to remain at the same level as seen on average in the second half of 2017. Residential prices are expected to remain low.
Business Premises and Infrastructure: The rental demand for business premises is expected to remain at the previous year’s level in growth centres. The contracting market is expected to remain active, but contract sizes are expected to decrease on average.
Partnership Properties: Activity among property investors is expected to remain at a good level, particularly for centrally located projects in the Helsinki metropolitan area and in major growth centres.
The adjusted operating profit is expected to fluctuate significantly between the quarters. The adjusted operating profit for the first quarter of 2018 is expected to be low due to normal seasonal variation.
Outlook by regions
Finland
Consumer demand for apartments is expected to remain at a good level. Activity among large residential investors is expected to be lower than in the previous years. Location and the price level will continue to play a key role.
The divergent development of apartment prices and demand between growth centres and the rest of Finland is expected to continue. The availability of mortgages is expected to remain good. The increased supply of apartments is anticipated to prevent the overheating of the market and therefore the rise of housing prices.

The rental demand for business premises is expected to remain at the previous year’s level in growth centres. Activity among property investors is expected to remain at a good level, particularly for centrally located projects in the Helsinki metropolitan area and in major growth centres. The contracting market is expected to remain active, but contract sizes are expected to decrease on average. New infrastructure projects are expected to maintain the market volume at the current level.
High construction activity has led to increased competition for skilled professionals and the situation is expected to continue. Construction costs are estimated to increase slightly. Construction volume is expected to remain at a high level.
The increased regulation and higher capital requirements imposed on financial institutions may affect construction and property development.
Russia
The demand for apartments is expected to remain at the same level as seen on average in the second half of 2017. In Russia, the low point of the economic cycle is now in the past, but residential demand is anticipated to only improve slowly and price levels are expected to remain low. The improved economic situation is anticipated to have a cautiously favourable impact on the residential market. Expectations of interest rate cuts are expected to influence consumer behaviour. Changes in regulations concerning residential transactions are expected to lead to increased volatility in supply and demand for apartments as well as changes in sales practices.
Demand in Russia is also expected to focus primarily on affordable apartments.
Inflation in construction costs is expected to remain moderate.
The CEE countries
Residential demand is expected to remain at a good level. Residential prices are estimated to increase further. The prices of plots have increased and competition for plots is expected to remain intense. The availability of financing and low interest rates are expected to continue to support residential demand. The shortage of resources is expected to increase inflation in construction costs. The contracting market for business premises is expected to remain at the current level or decrease slightly in the Baltic countries.
Factors affecting the guidance
The most significant factors on which YIT can answer the market demand are sales and pricing, project management and project risk management, product development and the product offering, cost management, measures aiming to reduce production costs and measures affecting the capital efficiency.
Factors outside of YIT’s sphere of influence are connected mainly to global economic development, the functionality of financing markets and the interest rate,the political environment, economic development in areas of operation, changes in demand for apartments and business premises, the availability of resources such as key persons, changes in public and private sector investments and changes in legislation, permit and authorisation processes and the duration thereof, as well as the development of foreign exchange rates.
Due to the long-term nature of construction and urban development projects, the changes in the demand may be quicker than the company’s ability to adapt its offering.

News conference for investors and media
YIT will arrange a news conference on Thursday, February 1, 2018 at 11:00 a.m. Finnish time (EET, at 9:00 a.m. GMT) at YIT’s head office, Panuntie 11, 00620 Helsinki, Finland. The event is in English and targeted for analysts, portfolio managers and the media. Welcome!
Webcast
The news conference and presentation by the President and CEO of YIT Corporation Kari Kauniskangas can also be followed through a live webcast at www.yitgroup.com/webcast. The live webcast starts at 11:00 a.m. (EET) and a recording of the webcast will be available at approximately 1:00 p.m (EET) at the same address.
Conference call
The news conference can be participated also through a conference call. Conference call participants are requested to dial in at least five minutes prior to the start of the conference, at 10:55 a.m. (EET). Conference call numbers are:
Participants from UK and outside of Nordic countries +44 (0)330 336 9105
Participants from Sweden +46 (0)8 5033 6574
Participants from Norway +47 2100 2610
The participants will be asked to provide the following confirmation code: 5413651
During the webcast and conference call, all questions should be presented in English. At the end of the event, the media has the opportunity to ask questions also in Finnish. Questions can be also posted via the chat feature of the live webcast.
Annual Report and Financial Statements
Annual Report 2017 including the Financial Statements will be published during week 8/2018, at the latest.
Disclaimer
Notice to Shareholders in the United States
The YIT shares issued in connection with the merger have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and are being issued in reliance on the exemption from registration set forth in Rule 802 under the Securities Act.
YIT is a Finnish company and the issuance of YIT shares will be subject to procedural and disclosure requirements in Finland that may be different from those of the United States. Any financial statements or other financial information included in this release may have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of U.S. companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.
It may be difficult for U.S. shareholders to enforce their rights and any claims they may have arising under U.S. federal securities laws in connection with the merger, since YIT is located in a non-U.S. jurisdiction, and some or all of its officers and directors may be residents of countries other than the United States. As a result, U.S. shareholders may not be able to sue YIT or its officers and directors in a court in Finland for violations of U.S. federal securities laws. Further, it may be difficult to compel YIT to subject itself to the jurisdiction or judgment of a U.S. court.

U.S. shareholders should be aware that YIT may have purchased Lemminkäinen’s shares otherwise than under the merger, such as in open market or privately negotiated purchases, at any time during the pendency of the merger.
For further information, please contact:
Hanna Jaakkola, Vice President, Investor Relations, YIT Corporation, tel. +358 40 5666 070, hanna.jaakkola@yit.fi
YIT CORPORATION
Kari Kauniskangas
President and CEO
Distribution: NASDAQ OMX, principal media, www.yitgroup.com
YIT creates better living environment by developing and constructing housing, business premises, infrastructure and entire areas. Our vision is to bring more life in sustainable cities. We want to focus on caring for customer, visionary urban development, passionate execution and inspiring leadership. Our growth engine is urban development involving partners. Our operating area covers Finland, Russia, the Baltic countries, the Czech Republic, Slovakia and Poland. In 2016, our revenue amounted to nearly EUR 1.8 billion, and we employ about 5,300 employees. Our share is listed on Nasdaq Helsinki. www.yitgroup.com